Exhibit 8

COST PLUS, INC.

200 4TH Street

Oakland, California 94607

May 18, 2012

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, New Jersey 07083

Re:                             Agreement with respect to Expiring Options

Ladies and Gentlemen:

Cost Plus, Inc. (the “Company”) and Bed Bath & Beyond Inc. (“BBBY”), hereby acknowledge and agree that, with respect to the Acknowledgement and Waiver Agreements, each dated May 8, 2012 (the “Agreements”), among the Company, BBBY and each of Mr. Barry Feld, Ms. Jane Baughman and Mr. Jeff Turner, that, in the event that options granted to such individuals are scheduled to expire prior to the occurrence of the Effective Time (as defined under the Merger Agreement), the parties hereto agree to waive (and to permit the Company to waive) the restrictions on exercise contained in the Agreements as of the business day immediately preceding such expiration solely to the extent necessary to permit such persons to exercise the expiring options; provided, that if such options are scheduled to expire on or after the business day immediately preceding the Acceptance Time (as defined in the Merger Agreement) then such options shall not be exercised on or after such date, but may be exercised within two business days prior to such date.

(Remainder of Page Intentionally Left Blank)

Please indicate your acceptance of and agreement to the terms of this letter agreement by signing below.

COST PLUS, INC.

By:	/s/ Jane L. Baughman
Name:	Jane L. Baughman
Title:	Executive Vice President and Chief Financial Officer

BED BATH & BEYOND INC.

By:	/s/ Eugene A. Castagna
Name:	Eugene A. Castagna
Title:	Chief Financial Officer